16006284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mavericks Capital Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Hansen Way, Suite 200
(No. and Street)

Palo Alto	CA	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Karan 650-353-7273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey S. Karan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mavericks Capital Securities, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

see below ↘

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of the document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on the 19th day of Feb. 2016, by (1) Jeffrey S. Karan ~~(and (2))~~, Name(s) of Signer(s) proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ Signature of Notary Public

VIKAL PATEL
COMM. #2003259
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Feb. 2, 2017

Mavericks Capital Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Mavericks Capital Securities, LLC

I have audited the accompanying statement of financial condition of Mavericks Capital Securities, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Mavericks Capital Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mavericks Capital Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Mavericks Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Mavericks Capital Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, CA
February 26, 2016

Mavericks Capital Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 19,074
Receivable from broker-dealer	48
Deposit	1,675
Total Assets	$ 20,797

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 6,675
Total Liabilities	6,675
Member's equity	14,122
Total Liabilities and Member's Equity	$ 20,797

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Commission	$1,150,000
Expense reimbursement	8,903
Total revenue	1,158,903
Expenses	
Commission	497,000
Administrative expense	175,000
Professional fees	16,307
Regulatory fees	10,443
Bank service charges	212
Total Expenses	698,962
Income Before Taxes	459,941
State LLC Taxes	3,300
Net Income	$ 456,641

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Member's Equity
Balance, December 31, 2014	$ 17,981
Capital contributions	9,500
Capital distributions	(470,000)
Net Income	456,641
Balance, December 31, 2015	$14,122

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net income		$ 456,641
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in assets		
Decrease in Deposit	583	
Increase (Decrease) in liabilities		
Increase in Accrued expenses	6,175	
Total adjustments		6,758
Net cash provided by (used in) operating activities		463,399
Cash Flows from Investing Activities:		--
Cash Flows from Financing Activities:		
Capital contributions	9,500	
Capital distributions	(470,000)	
Net cash provided by (used in) financing activities:		(460,500)
Net increase in cash		2,899
Cash: Beginning of the year		16,175
Cash: End of the year		$ 19,074

Supplemental Cash Flow Information

Cash paid for interest	$ 0
Cash paid for state LLC taxes	$ 1,050

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Mavericks Capital Securities, LLC, formerly Skyline Capital Securities LLC, and formerly WCP Securities, LLC (the "Company") is a Delaware Limited Liability Company formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. Mavericks Capital Securities, LLC is engaged in the business of conducting private placements of securities. Mavericks Capital Securities, LLC does not hold customer funds or securities. In June 2010 the Company was sold and changed its name to WCP Securities, LLC. Management changed its name from WCP Securities, LLC to Skyline Capital Securities, LLC on May 7, 2012. Management changed its name from Skyline Capital Securities, LLC to Mavericks Capital Securities, LLC on April 14, 2014.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in business as a securities broker/dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Private placement revenue is recognized on the closing date of the transaction.

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a sole proprietorship. Therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,000 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $250.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained

upon examination. The Company is subject to examinations by Federal and State tax authorities for three years and four years respectively after the tax returns are filed. As of December 31, 2015, open tax periods subject to future examination by taxing authorities cover periods from January 1, 2011 through December 31, 2015.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Receivables	$19,122	$ -	$ -

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2015, the Company had net capital of $12,399 which was $7,399 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

Note 5 – Provision for Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include the $800 LLC tax plus a $2,500 LLC fee.

The State of Delaware requires limited liability companies to pay an annual $250 LLC tax. The accompanying financial statements include the $250 LLC tax.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 26, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 7 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company.

Mavericks Capital Securities, LLC
Schedule I - Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2015

Computation of Net Capital

Member's Equity		$14,122
Less nonallowable asset		
Deposit		(1,675)
Receivable from broker-dealer		(48)
Net Capital		$12,399

Minimum Net Capital Required

1/15 of total liabilities	$ 445	
Minimum dollar net capital requirement	5,000	
Net Capital Required (greater of the above amounts)		$ 5,000
Capital in excess of the minimum requirement		$ 7,399

Computation of Aggregate Indebtedness

Total liabilities	$ 6,675
Percentage of aggregate indebtedness to net capital	53.83%

Reconciliation of Net Capital

No material differences were noted between the net capital computed above and the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Mavericks Capital Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A determination of reserve requirements is not required for Mavericks Capital Securities, LLC because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Mavericks Capital Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not required of Mavericks Capital Securities, LLC, because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Mavericks Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mavericks Capital Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mavericks Capital Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Mavericks Capital Securities, LLC's management is responsible for Mavericks Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I am not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

12*12*******1246*****************ALL FOR AADC 940
065863 FINRA DEC
MAVERICKS CAPITAL SECURITIES
ATTN: JEFFREY S. KARAN
600 HANSEN WAY STE 200
PALO ALTO CA 94304-1024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2 A. General Assessment (item 2e from page 2)		$ 2875
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2875
E. Interest computed on late payment (see instruction E) for____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2875
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2875	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mavericks Capital Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 15th day of February, 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,158,903
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar-for-Dollar Expense Reimbursement Revenue - Reps (Deductions in excess of $100,000 require documentation)	8,903
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $____	
Enter the greater of line (i) or (ii)	
Total deductions	8903
2d. SIPC Net Operating Revenues	$ 1,150,000
2e. General Assessment @ .0025	$ 2,875 (to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Mavericks Capital Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Mavericks Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mavericks Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Mavericks Capital Securities, LLC stated that Mavericks Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mavericks Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mavericks Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

MAVERICKS
CAPITAL

Exemption Request Form

2/2/16

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Mavericks Capital Securities met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,

Jeffrey Karan, Managing Partner, Mavericks Capital Securities

600 HANSEN WAY, SUITE 200, PALO ALTO, CALIFORNIA 94304